Exhibit 99.1

Sundial and Crescita Sign Exclusive Partnership to Develop Cannabis and Hemp Topicals

CALGARY and LAVAL, QC, Oct. 28, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial"), a Canadian licensed producer of cannabis and Crescita Therapeutics Inc. (TSX: CTX and OTC US: CRRTF) ("Crescita"), a Canadian commercial dermatology company, today announced a development and licensing agreement (the "Agreement") granting Sundial the worldwide rights to Crescita's proprietary transdermal delivery technologies for the development of topicals containing cannabis and hemp.

The partnership combines Crescita's leading expertise in dermal sciences and in the development of patented topical formulations with Sundial's cannabis production, extraction and commercialization expertise. The Agreement will enable the development of unique, high-quality cannabis and hemp topicals for the Canadian and international non-prescription markets.

"Partnering with a world-class dermatology company like Crescita is a significant step for Sundial as we continue to stay on top of consumer trends in the cannabis industry and prepare for expanded global reach," said Brian Harriman, COO of Sundial. "This partnership is a key component of our international CBD strategy across Canada, Europe, the United States and future jurisdictions, allowing us to provide effective and safe branded products based on differentiated intellectual property ("IP") that consumers can trust."

Pursuant to the Agreement, Crescita will develop formulations for topical cannabis and hemp products using its patented transdermal delivery technologies: Multiplexed Molecular Penetration Enhancers™ ("MMPE") and DuraPeel™ ("DuraPeel"). Based on a study conducted in 2018, MMPE and DuraPeel both showed significantly increased skin absorption of cannabidiol ("CBD") by up to 14- and 6-fold, respectively, when compared to the control formulation.

"We are thrilled to establish this important partnership with Sundial, a visionary in crafting premium cannabis brands and a company that shares our passion for innovation," said Serge Verreault, President and CEO of Crescita. "This milestone underscores the strength of our IP and technologies in providing a differentiating factor in the cannabis market and is a step forward in making Crescita a leading dermatology company."

Sundial will fund the development and formulation costs and will have the worldwide marketing and distribution rights for the newly developed products. In addition, Sundial will support Crescita in applying for and obtaining the Health Canada Standard Processing License for Cannabis. Crescita will receive tiered royalties on the net worldwide sales of these products, and retains the right to leverage its IP for future product development under its own brands.

Sundial's partnership with Crescita creates strong synergies across its multiple partnership agreements, including its skin disease and anti-aging patents with PathwayRx.  Sundial's initial topical offerings will include a CBD-infused roll-on and topical cream that will utilize the MMPE technology to deliver faster skin penetration without irritation. Both products are expected to be available for purchase in early 2020.

About Sundial Growers Inc.
Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Crescita Therapeutics Inc.
Crescita (TSX: CTX and OTC US: CRRTF) is a publicly traded, Canadian commercial dermatology company with manufacturing capabilities and a portfolio of non-prescription skincare products for the treatment and care of skin conditions, diseases and their symptoms and prescription drug products for the treatment of pain. Crescita owns multiple proprietary drug delivery platforms that support the development of patented formulations that can facilitate the delivery of active drugs into or through the skin.

Supported by a sales force covering all of Canada, and executing its business to business to consumer marketing approach, Crescita sells its non-prescription products through spas, medispas and medical clinics.

In addition, our brands and formulations are currently sold in the U.S. and Asian markets through international distributors and through a cross-border e-commerce channel.

Crescita developed a prescription product call Pliaglis® that utilizes our proprietary phase-changing topical cream Peel technology. Pliaglis is a topical local anaesthetic cream that provides safe and effective local dermal analgesia on intact skin prior to superficial dermatological procedures. The product is currently licensed to two pharmaceutical companies.

Crescita also provides contract development and manufacturing services to several local and North American clients. Our contract development and manufacturing organization infrastructure allows Crescita to provide its clients with development and other support activities required to bring their products to market. Crescita has extensive expertise in product formulation and development, leveraging our patented transdermal delivery technologies, and specializes in manufacturing creams, liquids, gels ointments and serums. The Company operates out of a 50,000 square-foot manufacturing facility located in Laval, Québec, and is compliant with current Canadian Good Manufacturing Practices and is regularly inspected by Health Canada.

About MMPE™
The MMPE technology uses synergistic combinations of certain pharmaceutical excipients included on the FDA's Inactive Ingredient Guide for improved topical delivery of active pharmaceutical ingredients (APIs) into or through the skin. The benefits of this technology include the potential for increased penetration of APIs with the possibility of improved efficacy, lower API concentration and/or reduced dosing. Issued U.S. patents provide intellectual property protection through March 6, 2027.

About DuraPeel™
The DuraPeel technology is a self-occluding, film-forming cream/gel formulation that provides extended release delivery to the site of application. The cream/gel contains a drug applied to a patient's skin forming a pliable layer that releases drug into the skin for up to 12 hours. The benefits of the DuraPeel technology include proven compatibility with a variety of active pharmaceutical ingredients ("APIs"). A self-occluding film reduces product transference risk, provides fast drying time, facilitates easy application and removal, and enables application to large and irregular skin surfaces. Patents have been issued in Australia, Canada, Japan and the U.S. with the latest expiry in 2027. The European patent application is still pending.

Investor Relations
Email: ir@crescitatx.com

Or

Glen Akselrod
Bristol Capital
Tel: 1.905.326.1888, extension 10
Email: glen@bristolir.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Crescita Therapeutics (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 28-OCT-19